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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _________)*

Neuro-Hitech, Inc.
(Name of Issuer) Common Stock, $0.001 Par Value
(Title of Class of Securities) 641244108
(CUSIP Number) David D. Ambrose 450 7th Street, Suite 1106 New York, New York 10123 (352) 754-8587 With a copy to: James H. Nixon III, Esq. 511 Union St., Suite 2700 Nashville, TN 37219 (615) 244-6380
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 641244108	Page 2 of 10 Pages

1.	Names of Reporting Persons. David D. Ambrose

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	Sole Voting Power 16,364,133(1)

	8.	Shared Voting Power 13,974,630(2)

	9.	Sole Dispositive Power 16,364,133(1)

	10.	Shared Dispositive Power 13,974,630(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,338,763(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 50.2%(3)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 1,364,133 shares of the Issuer’s Common Stock (“Common Stock”) currently owned by Mr. Ambrose and 15,000,000 shares of Common Stock to be issued upon conversion of 1,500,000 shares of the Issuer’s newly designated Series A Preferred Stock, $0.001 par value per share (“Series A Stock”).

(2) Includes 13,974,630 shares of Common Stock to be issued upon conversion of 1,397,463 shares of the Issuer’s newly designated Series B Preferred Stock, $0.001 par value per share (“Series B Stock”), owned by TG United Pharmaceuticals, Inc., a Florida corporation for which Mr. Ambrose is the Chief Executive Officer, Chief Financial Officer, sole director and sole shareholder (“TG United”).

(3) The calculation of the percentage is based on (a) 31,520,303 shares of Common Stock outstanding as of November 19, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, (b) 15,000,000 shares of Common Stock to be issued upon conversion of the Series A Stock and (c) 13,974,630 shares of Common Stock to be issued upon conversion of the Series B Stock.

CUSIP No. 641244108	Page 3 of 10 Pages

1.	Names of Reporting Persons. TG United Pharmaceuticals, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,974,630(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 13,974,630(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,338,763(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 50.2%(3)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 1,364,133 shares of Common Stock currently owned by Mr. Ambrose and 15,000,000 shares of Common Stock to be issued upon conversion of 1,500,000 shares of Series A Stock.

(2) Includes 13,974,630 shares of Common Stock to be issued upon conversion of 1,397,463 shares of the Series B Stock owned by TG United.

(3) The calculation of the percentage is based on (a) 31,520,303 shares of Common Stock outstanding as of November 19, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, (b) 15,000,000 shares of Common Stock to be issued upon conversion of the Series A Stock and (c) 13,974,630 shares of Common Stock to be issued upon conversion of the Series B Stock.

CUSIP No. 641244108	Page 4 of 10 Pages

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Neuro-Hitech, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 450 7th Avenue, Suite 1106, New York, New York 10123. The Reporting Persons (as defined hereafter) are making a joint filing pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2. Identity and Background

This Schedule 13D is being filed by TG United Pharmaceuticals, Inc., a Florida corporation (“TG United”), and Mr. David D. Ambrose, a citizen of the United States (together, the “Reporting Persons”). TG United’s principal business is as a wholesaler and distributer of prescription and over-the-counter pharmaceuticals, and is located at 16255 Aviation Loop Drive, Brooksville, Florida 34604. David Ambrose is the Chief Executive Officer, Chief Financial Officer, sole director and sole shareholder of TG United and serves as the Vice Chairman and a director of the Issuer. Mr. Ambrose’s business address is the principal office of the Issuer, 450 7th Avenue, Suite 1106, New York, New York 10123.

Each of the Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 18, 2008, the Issuer, Mr. Ambrose and TG United entered into a Modification Agreement and Release (the “Modification Agreement”) modifying the terms pursuant to which the Issuer acquired the capital stock of MCR American Pharmaceuticals, Inc., a Florida corporation (“MCR”), and AMBI Pharmaceuticals, Inc., a Florida corporation (“AMBI”), from Mr. Ambrose on June 6, 2008. Pursuant to the Modification Agreement, among other things, Mr. Ambrose surrendered a Convertible Note in the original principal amount of $3 million and a Subordinated Note in the original principal amount of $3 million, each issued to him on June 6, 2008. In addition, the Modification Agreement provides for the cancellation of approximately $1 million in payables owed by MCR and AMBI to TG United and an inventory credit of approximately $1.26 million. The payables that were cancelled represent all invoices owing to TG United by MCR and AMBI arising prior to the Issuer’s acquisition of MCR and AMBI and arising between June 6, 2008 and November 1, 2008. The inventory credit may be applied to orders by MCR and AMBI after November 1, 2008.

In exchange for the agreements referenced above, the Issuer issued to Mr. Ambrose 1,500,000 shares of the Issuer’s newly designated Series A Preferred Stock, $0.001 par value per share (“Series A Stock”), and issued to TG United 1,397,463 shares of the Issuer’s newly designated Series B Preferred Stock, $0.001 par value per share (“Series B Stock” and, collectively with Series A Stock, “Preferred Stock”). Each share of Series A Stock and Series B Stock is convertible into 10 shares of the Issuer’s Common Stock, with the Series B Stock automatically converted upon the effectiveness of an amendment to the Issuer’s Certificate of Incorporation increasing the authorized but unissued shares of the Issuer’s common stock to such number as will be sufficient to permit the conversion in full of the Series B Stock. The Issuer is subject to an affirmative covenant to seek the approval of its stockholders of an amendment to the Certificate of Incorporation to increase the available authorized and unissued Common Stock to such number as will be sufficient to permit the conversion in full of the Series A Stock and Series B Stock.

CUSIP No. 641244108	Page 5 of 10 Pages

In connection with the Modification Agreement, the Issuer also entered into a registration rights agreement (the “Registration Rights Agreement”) with Mr. Ambrose pursuant to which the shares issued to Mr. Ambrose are entitled to certain customary rights to registration under the Securities Act of 1933, as amended, as set forth in the Registration Rights Agreement included as an exhibit to this Schedule 13D. All shares held by the Reporting Persons are subject to a lock-up agreement expiring on March 31, 2009.

In addition, in connection with the execution of the Modification Agreement, Matthew Colpoys and Phillip Young resigned from the Issuer’s board of directors effective November 18, 2008. Mr. Colpoys continues to serve as the Chief Executive Officer and President of the Issuer. Gary Dutton and Mr. Ambrose were appointed to the Issuer’s board of directors at Mr. Ambrose’s request effective November 18, 2008, with Mr. Ambrose also appointed as Vice Chairman of the Issuer’s board of directors. Mr. Ambrose, as a holder of Series A Stock, is entitled to appoint three directors, including the board seat he now holds and two other board seats that currently remain vacant. Mr. Ambrose expects to fill the two vacancies in early December 2008.

On November 21, 2008, Mr. Ambrose purchased 5,000 shares of the Issuer’s Common Stock on the open market for $0.07 per share using his personal funds. On November 25, 2008, Mr. Ambrose purchased 25,800 shares of the Issuer’s Common Stock on the open market for $0.10 per share using his personal funds.

Item 4. Purpose of Transaction

Information about the purpose of the Preferred Stock transaction is included in Item 3 above and such description is incorporated by reference herein.

Each Reporting Person may from time to time discuss with the Issuer’s management, other directors and other stockholders the Issuer’s performance, business, strategic direction, prospects and management, as well as various ways of maximizing stockholder value. Mr. Ambrose intends to participate in and influence the affairs of the Issuer through his participation on the Issuer’s board of directors and through the exercise of the Reporting Persons’ voting rights with respect to their shares of the Issuer’s Common Stock and Preferred Stock.

Based on the current market price of the Issuer’s Common Stock and market conditions, Mr. Ambrose currently anticipates acquiring approximately another 5% of the outstanding Common Stock in open market transactions over the next six months. Each Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors, including, but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals and contractual restrictions, acquire additional shares of Common Stock, Preferred Stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws and contractual restrictions, dispose of some or all of its or his Common Stock or Preferred Stock or such other securities it or he owns or may subsequently acquire depending on various factors, including, but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.

CUSIP No. 641244108	Page 6 of 10 Pages

As indicated in Item 3 above, Mr. Ambrose expects to fill the two vacancies in the board of directors that he is entitled to fill as a holder of Series A Stock in early December 2008. In addition, Mr. Ambrose has advised the board of directors and management of the Issuer recently on various management personnel decisions, including the recent appointment of Gary Dutton as the Issuer’s Chief Operating Officer and the termination of certain lower level managers and salespersons. Mr. Ambrose expects to continue to have an influence on significant personnel decisions.

Except as indicated herein, no Reporting Person has any plan or proposal that related to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) Mr. Ambrose is the direct beneficial owner of 1,364,133 shares of the Issuer’s Common Stock and 1,500,000 shares of the Issuer’s Series A Stock. TG United is the direct beneficial owner of 1,397,463 shares of the Issuer’s Series B Stock. Mr. Ambrose is the Chief Executive Officer, Chief Financial Officer, sole director and sole shareholder of TG United. Each share of Series A Stock and Series B Stock is convertible into 10 shares of the Issuer’s Common Stock.

Assuming conversion of the Preferred Stock, the Reporting Persons own the following number of shares and percentage of the Common Stock:

Mr. Ambrose	30,338,763 shares	50.2%
TG United	30,338,763 shares	50.2%

(b) Assuming conversion of the Preferred Stock, the number of shares as to which such person has:

Sole power to vote or to direct the vote:

Mr. Ambrose	16,364,133 shares
TG United	0 shares

Shared power to vote or to direct the vote:

Mr. Ambrose	13,974,630 shares
TG United	13,974,630 shares

Sole power to dispose or to direct the disposition:

Mr. Ambrose	16,364,133 shares
TG United	0 shares

Shared power to dispose or to direct the disposition:

Mr. Ambrose	13,974,630 shares
TG United	13,974,630 shares

(c) Except as described in Item 3, which is incorporated by reference, none of the Reporting Persons has engaged in any transaction during the past 60 days in any of the Issuer’s securities.

CUSIP No. 641244108	Page 7 of 10 Pages

(d) Except as described herein, no one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the description of the Modification Agreement and lock-up agreement included in Item 3 hereof, which is incorporated herein by reference, there are no other contracts, arrangements, understandings or relationships among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

See Exhibit Index following the signature page hereto, which is incorporated herein by reference.

CUSIP No. 641244108	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 26th day of November, 2008.

/s/ David D. Ambrose
David D. Ambrose

TG United Pharmaceuticals, Inc.

By:	/s/ David D. Ambrose
David D. Ambrose
Chief Executive Officer

CUSIP No. 641244108	Page 9 of 10 Pages

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of November 26, 2008 (filed herewith).

2.
Modification Agreement, dated November 18, 2008, by and among the Issuer, David D. Ambrose and TG United Pharmaceuticals, Inc. (incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008).

3.	Registration Rights Agreement (incorporated by reference to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008).

CUSIP No. 641244108	Page 10 of 10 Pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the Common Stock, par value $0.001 per share, of Neuro-Hitech, Inc. beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Date: November 26, 2008

/s/ David D. Ambrose
David D. Ambrose

TG United Pharmaceuticals, Inc.

By:	/s/ David D. Ambrose
David D. Ambrose
Chief Executive Officer